                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                                U.S. VISION, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   90339M-10-4
           --------------------------------------------------------
                                 (CUSIP Number)



                                George E. Norcross, III
                                 1087 Springdale Road
                                 Cherry Hill, NJ 08003
                                    (856) 424-7122
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 4, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  12 Pages

CUSIP No. 90339M-10-4                13D/A                Page  2   of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     George E. Norcross, III
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            904,130(1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            904,130(1)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     904,130(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                          11.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


------------------
(1) George E. Norcross, III shares voting and investment power with Sandra T. Norcross, his wife, as tenants in common.

CUSIP No. 90339M-10-4                13D/A               Page  3  of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     Sandra T. Norcross
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            904,130(1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            904,130(1)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     904,130(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                          11.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


------------------
(1) Sandra T. Norcross shares voting and investment power with George E. Norcross, her husband, as tenants in common.

CUSIP No. 90339M-10-4                13/A                Page  4 of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     Rose Guida
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             291,200
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                   0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             291,200
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                   0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       291,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                           3.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 90339M-10-4                13D/A               Page  5   of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     Joseph J. Roberts, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              350,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               350,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        350,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                           4.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 90339M-10-4                13D/A               Page  6  of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     Indiana Pacific Capital Trust; 22-6760527
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                          New Jersey

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              278,675
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              278,675
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       278,675
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                          3.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              OO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 90339M-10-4                13D/A                 Page  7 of 12 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     Philip A. Norcross
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               25,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            278,675(1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               25,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            278,675(1)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        303,675
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                          3.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                                              IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


------------------
(1) Includes 278,675 shares of common stock held by the Indiana Pacific Capital Trust, of which Mr. Norcross is a trustee.

CUSIP No. 90339M-10-4                13D/A               Page  8  of 12 Pages


Item 1.  SECURITY AND ISSUER.

        The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value $.01 per share ("Common Stock"), of U.S. Vision, Inc., a Delaware corporation (sometimes referred to as the "Company" or "Issuer"). The principal executive offices of the Company are located at 1 Harmon Drive, Glen Oaks Industrial Park, Glendora, NJ 08029.

Item 2.  IDENTITY AND BACKGROUND.

         (a)      The name of each Filer is as follows:

                  1.       George E. Norcross, III
                  2.       Sandra T. Norcross
                  3.       Rose Guida
                  4.       Joseph J. Roberts, Jr.
                  5.       Indiana Pacific Capital Trust
                  6.       Philip A. Norcross

         (b), (c) The principal occupation, if any, of each Filer who is a natural person and the residence or business address for each Filer is as follows:

         1. George E. Norcross, III, Chairman and Chief Executive Officer, Commercial National Insurance Services, Commerce Atrium, 1701 Route 70 East, Cherry Hill, NJ 08034.

         2.     Sandra T. Norcross, 1087 Springdale Road, Cherry Hill, NJ 08003.

         3.     Rose Guida, 4800 No. A1A, Vero Beach, FL 32963.

         4. Joseph J. Roberts, Jr., Restauranteur and Member of the New Jersey General Assembly, 111 Linden Street, Camden, NJ 08102.

CUSIP No. 90339M-10-4                13D/A               Page  9  of 12 Pages

         5. Indiana Pacific Capital Trust, c/o Philip A. Norcross, Trustee, P.O. Box 1440, Cherry Hill, NJ 08034.

         6.     Philip  A.  Norcross,   Managing   Partner,   Parker  McCay  &
                Criscuolo,  P.A.,  Marlton,  NJ, 2 Yearling Chase, Mt.
                Laurel, NJ 08054.

         (d), (e) During the past five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Filer which is a trust was organized under the laws of the State of New Jersey and each Filer who is a natural person is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4 from pages 2-7 of this Schedule 13D/A are incorporated herein by reference.

Item 4.  PURPOSE OF TRANSACTION.

                  The  Filers  acquired  the  securities   herein  reported
for investment   purposes.   Depending  on  market   conditions,   general
economic conditions, and other factors that each may deem significant to its respective investment decisions, the Filers may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire. The Filers intend to seek to enhance the value of their investment, which may include pursuing one or more of the following actions: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing the Common Stock or any other class of securities of the Company to be delisted from the Nasdaq National Market; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above, although the Filers presently have no definitive plans, proposals or intention which relate to or would result in any of the foregoing actions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b)  Items 7, 8, 9, 10, 11 and 13 from pages 2-7 of this
Schedule 13D/A are incorporated herein by reference. The Filers own an aggregate of 1,849,005 shares of Common Stock, representing 23.7% of the Issuer's outstanding Common Stock.

CUSIP No. 90339M-10-4                13D/A               Page  10  of 12 Pages

         (c) In the sixty days preceding the date of this filing, the Filers listed below made the following purchases of Common Stock:

         On June 2, 2000, George E. Norcross, III and Sandra T. Norcross purchased an aggregate of 824,000 shares of Common Stock at a purchase price of $2.02 per share, of which 150,000 shares of Common Stock were subsequently transferred to Indiana Pacific Capital Trust.

         (d)      N/A

         (e)      N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The possible transfer of a portion of the shares of the Issuer's outstanding Common Stock owned by George E. Norcross, III and Sandra T. Norcross noted in the group's Schedule 13D filing on June 13, 2000 occurred effective as of June 2, 2000 with 150,000 shares of Common Stock being transferred to Indiana Pacific Capital Trust.

         Vernon W. Hill, II, Hill Family Trust and InterArch Profit Sharing Plan are no longer members of the group effective as of August 4, 2000.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement among the parties listed therein dated as of August 4, 2000.

CUSIP No. 90339M-10-4                13D/A               Page  11  of 12 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on
Schedule 13D/A is true, complete and correct as of the date hereof.

Dated: August 4, 2000


                                            /s/ George E. Norcross, III
                                            --------------------------------
                                            George E. Norcross, III

                                            /s/ Sandra T. Norcross
                                            --------------------------------
                                            Sandra T. Norcross

                                            /s/ Rose Guida
                                            --------------------------------
                                            Rose Guida

                                            /s/ Joseph J. Roberts, Jr.
                                            --------------------------------
                                            Joseph J. Roberts, Jr.


                                            INDIANA PACIFIC CAPITAL TRUST

                                            By: /s/ Philip A. Norcross
                                            --------------------------------
                                                     Philip A. Norcross
                                                     Trustee

                                            /s/ Philip A. Norcross
                                            --------------------------------
                                                Philip A. Norcross

CUSIP No. 90339M-10-4                13D/A               Page  12  of 12 Pages

                                                                     EXHIBIT 1

                             JOINT FILING AGREEMENT

         The Joint Filing Agreement (the "Agreement") is made and entered into as of the 4th day of August, 2000, by and among the undersigned parties.

         In accordance with the Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock of U.S. Vision, Inc., a Delaware corporation, hereby appoint George E. Norcross, III as the person authorized to receive notices with respect to such filing, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto). Each of the persons named below acknowledges that the information contained in the Statement on Schedule 13D/A (including any amendments thereto) respecting such person is complete and accurate in all material respects and that such person does not know and has no reason to believe that the information respecting any other person named below is inaccurate.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                          /s/ George E. Norcross
                                          --------------------------------
                                          George E. Norcross, III

                                          /s/ Sandra T. Norcross
                                          --------------------------------
                                          Sandra T. Norcross

                                          /s/ Rose Guida
                                          --------------------------------
                                          Rose Guida

                                          /s/ Joseph J. Roberts, Jr.
                                          --------------------------------
                                          Joseph J. Roberts, Jr.


                                          INDIANA PACIFIC CAPITAL TRUST

                                          By: /s/ Philip A. Norcross
                                          --------------------------------
                                                    Philip A. Norcross
                                                    Trustee

                                           /s/ Philip A. Norcross
                                          --------------------------------
                                                    Philip A. Norcross